February 9, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Littlepage,

We are writing in response to your letter of January 26, 2009 concerning your review of our Form 40-F for the fiscal year ended August 31, 2008.  Corus is committed to the principles of robust and meaningful disclosures in fulfilling all of its reporting obligations, and we are pleased to address your comments.

Note 2 Significant accounting policies

Broadcast licenses and goodwill

Explain for us and disclose, in future filings, your methodology for determining the fair value of your broadcast licenses.  Describe how this impairment test differs from your determination of the fair value of your reporting units for goodwill impairment testing.

As noted in our significant accounting policies disclosure, the fair value of broadcast licenses is determined in a manner similar to that used to determine the fair value of our reporting units for goodwill testing purposes.  For assessing the existence, and measuring the amount, of an impairment of broadcast licenses the Company uses a “relief from royalty” approach.

The significant difference between the testing methodologies for goodwill versus broadcast licenses is that goodwill is tested at the reporting unit level, whereas each broadcast license is tested individually.

Corus will expand its disclosure in future filings to describe in more detail the methodology for determining the fair value of broadcast licenses.

Note 10 Share capital

Dividends

We note that the holders of Class B Non-Voting Shares are entitled to different dividend rights than the holders of the Class A Voting Shares.  Tell us how you applied the guidance in SFAS 128 and EITF 03-06 in determining that you are not required to present earnings per share for each class of common stock for US GAAP reporting purposes.

Corus acknowledges the inappropriate application of the “if-converted” method in calculating earnings per share for both Canadian and United States GAAP reporting purposes.  Earnings per share as calculated and presented by Corus represents a blend of the weighted average number of Class A and Class B shares, and has not taken into account the effect of the different dividend rights for Class A and Class B shares individually.

The following table presents a comparison of earnings per share as presented for the past three fiscal years, compared to earnings per share calculated using the “two-class” method:

	Fiscal 2008		Fiscal 2007		Fiscal 2006
	Cdn	US	Cdn	US	Cdn	US
As presented
Basic	1.57	1.57	1.27	1.26	0.42	0.42
Diluted	1.54	1.54	1.23	1.23	0.41	0.42

As amended
Basic
Class A	1.56	1.56	1.26	1.26	0.41	0.42
Class B	1.57	1.57	1.27	1.26	0.42	0.42
Diluted
Class A	1.55	1.55	1.24	1.24	0.41	0.41
Class B	1.54	1.54	1.23	1.23	0.41	0.42

The dividend entitlement difference between the Class A and Class B shares is $0.005 in each fiscal year, meaning that this represents the maximum difference in basic earnings per share between the two classes of common stock.  Although basic earnings per share for fiscal 2008 calculated using the “two-class” method indicates a difference of $0.01 between Class A and Class B shares, the apparent magnitude of the difference is due to rounding.  We would also note that the different methodologies result in the same earnings per share attributed to the publicly-traded Class B shares in the years presented.

Corus considers that this difference is not significant and at present we will continue to present earnings per share as we have done historically.  We do not intend to re-file our financial statements for any of the periods presented.  Corus will monitor this difference on an ongoing basis, and should the dividend entitlement rate change in the future, we will consider disclosing earnings per share separately for each class of common stock.

Note 24 Related party transactions

We note your disclosure that you “provided related parties with radio and television spots in return for advertising and uplink services...and no amounts were recorded in the accounts.”  Tell us your basis for not recording these transactions under US GAAP, including your consideration of SFAS 63.

The amount of advertising exchanged in the related party transactions described in the above disclosure relates to an exchange of advertising spots with an approximate “rate card” value of Cdn $2.5 million annually.

The Canadian GAAP to United States GAAP reconciliation contained in the notes to our annual financial statements reconciles net income as prepared under the two bases of accounting.  As an advertising barter transaction where the advertising spots are provided and received in the same financial period, this transaction would have no impact on net income under United States GAAP.  The “rate card” value represents approximately 0.3% of our stated revenues, and so was not considered material for disclosure in the reconciliation note.  Should a transaction of this nature become material in the future, we will add a narrative description of the impact of the transaction on revenues and expenses in our reconciliation note.

As requested, we acknowledge that:

•	Corus is responsible for the adequacy and accuracy of the disclosure in our filings;
•	SEC comments or changes to our disclosure in response to SEC comments do not foreclose the SEC from taking any action with respect to our filings; and
•	Corus may not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

A copy of your letter and our response has been forwarded to our auditors.  A copy of your letter and our response will also be included in our second quarter Audit Committee mailing scheduled for April 7, 2009.

Thank you for providing us with your comments.  Please do not hesitate to contact me should you have any questions or require any further information.

Yours sincerely,

/s/ Thomas C. Peddie

Thomas C. Peddie, FCA
Senior Vice-President and Chief Financial Officer

cc:	Ronald Rogers, Audit Committee Chair
Board of Directors
John M. Cassaday, President and Chief Executive Officer
Heather Shaw, Executive Chair
Gary Maavara, Vice President and General Counsel
Ernst & Young
Disclosure Committee